UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-14946

Cemex, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265, Mexico

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Senior Notes Offering

Cemex, S.A.B. de C.V. (“Cemex”) (NYSE: CX) announced that today it issued $1,500,000,000 of its 5.750% Senior Notes due 2036 (the “Notes”) in an underwritten public offering (the “Offering”) pursuant to an underwriting agreement (the “Underwriting Agreement”), dated June 2, 2026, among Cemex and BofA Securities, Inc., Citigroup Global Markets Inc., Credit Agricole Securities (USA) Inc., J.P. Morgan Securities LLC, Mizuho Securities USA LLC and SMBC Nikko Securities America, Inc., as representatives of the several underwriters named therein.

The Notes were issued pursuant to an indenture, dated as of June 5, 2026 (the “Base Indenture”), between Cemex and The Bank of New York Mellon, as trustee (in such capacity, the “Trustee”), as supplemented by the first supplemental indenture, dated as of June 5, 2026 among Cemex, Cemex Corp., as note guarantor (the “Guarantor”), and the Trustee (the “First Supplemental Indenture” and, together with the Base Indenture, the “Indenture”).

The Notes are fully and unconditionally guaranteed on a senior unsecured basis by the Guarantor.

Cemex may, at its option, redeem the Notes, in whole or in part, at any time and from time to time prior to March 5, 2036 (the “Par Call Date”) at a redemption price equal to the greater of:

(a)	100% of the principal amount of such Notes, and

(b)

(i) the sum of the present value of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable treasury rate plus 25 basis points less (ii) interest accrued to the date of redemption, plus, in either case, any accrued and unpaid interest on the principal amount of the Notes, if any, to, but not including, the date of redemption.

At any time after the Par Call Date, Cemex may, at its option, redeem the Notes, in whole or in part, at any time and from time to time at a redemption price equal to 100% of the principal amount of such Notes plus any accrued and unpaid interest on the principal amount of the Notes, if any, to, but not including, the date of redemption. In addition, in the event of certain changes in the applicable rate of withholding taxes on interest (or amounts deemed interest), Cemex may redeem the Notes, in whole but not in part, at a price equal to 100% of the principal amount of such Notes plus accrued and unpaid interest and any additional amounts thereon to, but excluding, the redemption date.

If a Change of Control Triggering Event (as defined in the First Supplemental Indenture) occurs, Cemex shall offer to purchase all or a portion (in integral multiples of $1,000) of each holder’s Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest thereon to, but not including, the date of purchase, on the terms and conditions set forth in the Indenture.

The Indenture contains customary events of default.

Cemex expects to use the net proceeds from the sale of the Notes for general corporate purposes, which may include the repayment of indebtedness and other financial obligations (including repayment of all or a portion of the outstanding borrowings under certain of its existing credit facilities).

The foregoing summary is qualified in its entirety by reference to the text of (i) the Underwriting Agreement, a copy of which is filed herewith as Exhibit 1.1 and incorporated herein by reference, (ii) the Base Indenture, a copy of which is filed herewith as Exhibit 4.1 and incorporated herein by reference, (iii) the First Supplemental Indenture, a copy of which is filed herewith as Exhibit 4.2 and incorporated herein by reference, and (iv) the Form of the 5.750% Senior Notes due 2036, a copy of which is filed herewith as Exhibit 4.3 and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Cemex, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cemex, S.A.B. de C.V.
(Registrant)
Date: June 5, 2026

	By:	/s/ Jaime Martínez Merla
Name: Jaime Martínez Merla
Title: Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1.1	Underwriting Agreement, dated as of June 2, 2026, among Cemex, S.A.B. de C.V. and BofA Securities, Inc., Citigroup Global Markets Inc., Credit Agricole Securities (USA) Inc., J.P. Morgan Securities LLC, Mizuho Securities USA LLC and SMBC Nikko Securities America, Inc.

4.1	Base Indenture, dated as of June 5, 2026, between Cemex, S.A.B. de C.V., as issuer, and The Bank of New York Mellon, as trustee.

4.2	First Supplemental Indenture, dated as of June 5, 2026, among Cemex, S.A.B. de C.V., as issuer, Cemex Corp., as guarantor, and The Bank of New York Mellon, as trustee.

4.3	Form of 5.750% Senior Notes due 2036 (included in Exhibit 4.2).

5.1	Opinion of Roger Saldaña Madero.

5.2	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.

23.1	Consent of Roger Saldaña Madero (included in Exhibit 5.1).

23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.2).